

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 5, 2008

Mr. Brian C. Ferguson
Executive Vice-President and Chief Financial Officer
Encana Corporation
1800-855 2nd Street, S.W.
P.O. Box 2850
Calgary, Alberta, Canada T2P 2S5

  Re: Encana Corporation
    Form 40-F for the Fiscal Year Ended December 31, 2007
    Filed February 22, 2008
    File No. 1-15226

Dear Mr. Ferguson:

  We have reviewed your Form 40-F for the Fiscal Year Ended December 31, 2007 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2007

Reserves and Other Oil and Gas Information

Reserves Quantities Information, page 22

1. In your table reconciling beginning and end of the year net proved reserves on page 23, you present a subtotal within the reconciliation presenting an "adjusted" beginning of the year balance for 2005 and 2007. Such "adjusted" beginning of the year balance is not contemplated within SFAS 69. As such, please modify

your reconciliation to be consistent with the guidance and presentation of paragraphs 10 to 17 of SFAS 69.

Standardized Measure of Discounted Cash Flows and Changes Therein, page 24

2.   We note your disclosure that the calculation of the standardized measure of discounted future net cash flows is based on the estimates prepared by your independent reserves evaluators, and adjusted by you to "…account for management's estimates of price risk management activities…". Please clarify what activities are included within "price risk management".

Notes to Consolidated Financial Statements

Note 4 Segmented Information, page 15

3.   We note that as a result of the joint venture with ConocoPhillips you redefined your business segments beginning in 2007 to include a segment for integrated oil, which includes the exploration, development and production of bitumen in Canada using the in-situ recovery method. As you follow the full cost rules, under which there is a presumption that all costs within a cost center lose their identity, please tell us why your identification of components below the cost center level is consistent with the full cost method of accounting for oil and gas activities. In your response, please address both Canadian and U.S. GAAP.

4.   Please also explain how you are able to determine the book value of each reporting unit calculated in accordance with the full cost rules to perform a goodwill impairment test. In your response, please address both Canadian and U.S. GAAP.

Closing Comments

         Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief